VIA EDGAR

May 2, 2022

Lionheart Acquisition Corporation II
4218 NE 2nd Avenue
Miami, FL 33137
(305) 573-3900

Cara Wirth
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re: Lionheart Acquisition Corporation II
Amendment No. 7 to Registration Statement on Form S-4
Filed April 29, 2022
File No. 333-260969

Dear Ms. Wirth:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lionheart Acquisition Corporation II (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-260969) filed by the Registrant on November 10, 2021, as amended by Amendment No. 1 filed on December 23, 2021, Amendment No. 2 filed on January 28, 2022, Amendment No. 3 filed on March 11, 2022, Amendment No. 4 filed on April 8, 2022, Amendment No. 5 filed on April 22, 2022, Amendment No. 6 filed on April 26, 2022 and Amendment No. 7 filed on April 29, 2022 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:30 p.m., Eastern time, on May 2, 2022, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Steven Pidgeon of DLA Piper LLP at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com. In addition, please notify Mr. Pidgeon when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Lionheart Acquisition Corporation II

By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Chairman, President and Chief Executive Officer

cc:  Steven Pidgeon
DLA Piper LLP